VIA EDGAR
March 23, 2011

Jan Woo
Courtney Haseley
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:         The Graystone Company, Inc..
Registration Statement on Form S-1
Filed January 27, 2011
File No. 333-171893
Amendment No. 2 Filed March 11, 2011
Registration Statement on Form 10-12G
Filed January 24, 2011
File No. 000-54254
Amendment No. 2 Filed March 14, 2011

On behalf of The Graystone Company, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated March 23, 2011.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 11, 2011

Item 11. Information with Respect to the Registrant

Dependency on few customers, page 22

1.            We note your response to prior comment 6 that your verbal agreements with your two major customers “do not materially differ from the other verbal agreements” that you have with all of the other clients of the Marketing Division.  Please expand your disclosure to discuss the material terms of these verbal agreements with your clients in the Marketing Division, including but not limited to, the length of the relationships, termination arrangements, understandings regarding exclusivity, and the economic terms of your current and future services to these customers.

We have revised to further disclose the material terms of the verbal agreements to include the length of the relationship, the termination arrangements, that we do not have an exclusive relationship with either client, the price per lead they pay and the factors that impact that price, the locations that they purchase leads from and the payment terms.

Amendment No. 1 to Registration Statement on Form 10 Filed March 14, 2011

General

2.            To the extent applicable, comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10.  Please carefully review and revise your Form 10 accordingly.

The Company acknowledges to the extent applicable comments made with respect to our registration statement on Form S-1 are intended to also apply to our Form 10 and has made such revisions.

Sincerely,

The Graystone Company, Inc.

By:/s/ J.W. Mйzey
Name: J.W. Mйzey
Title: President/Secretary